Exhibit 23.1
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Life Technologies Corporation for the offering of senior notes and to the incorporation by reference therein of our reports dated February 27, 2009 (except for Notes 1, 2, 5 and 7, as to which the date is January 29, 2010), with respect to the consolidated financial statements and schedule of Life Technologies Corporation included in the Current Report (Form 8-K dated January 29, 2010), and February 27, 2009, with respect to the effectiveness of internal control over financial reporting of Life Technologies Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
San Diego, California
February 8, 2010